File No. 0-53131
August 24, 2009
Via EDGAR and Federal Express
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, NW, Mail Stop 3720
Washington, DC 20549

Re:	SKILLED HEALTHCARE GROUP, INC. Annual Report on Form 10-K/A for the Fiscal Year Ended December 31, 2008 Current Report on Form 8-K, filed June 10, 2009
Dear Mr. Spirgel:
          This letter is provided by Skilled Healthcare Group, Inc. (the “Company”) in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comment dated August 11, 2009 (the “Comment Letter”), to the above-referenced Annual Report on Form 10-K/A and Current Report on Form 8-K.
          The Company has filed this letter via EDGAR (tagged correspondence). For your convenience, the Company is sending a copy of this letter and supplemental documents in the traditional, non-EDGAR format, and will forward a courtesy package of this letter to our examiners: Michael Henderson and Dean Suehiro. As noted below in the Company’s response to Staff Comment 6, the Company respectfully requests the return of the contents of Exhibit A upon completion of the Commission’s review process.
          Responses
          The Company has the following responses to the Staff’s comments in the Comment Letter. For your convenience, each response corresponds to the comment that immediately precedes it, each of which has been reproduced from the Comment Letter in the order presented.

Annual Report on Form 10-K/A for the Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Goodwill and Intangible Assets, page 67

1.	Please tell us why the skilled nursing and assisted living businesses are not each a reporting unit under SFAS 142 and EITF D-101.
Response:
          The Company considered the two components, skilled nursing and assisted living facilities, comprising the Company’s long-term care services operating segment when determining the Company’s reporting units and has concluded that these two components have similar economic characteristics, as defined in paragraph 17 of SFAS 131 and EITF Topic No. D-101, and accordingly, should be aggregated and deemed a single reporting unit. In addition, assisted living facilities accounted for less than 3% of the Company’s revenue for the year-ended December 31, 2008. Therefore, the Company respectfully concludes that its three operating segments (as noted further below in “Determination of Reporting Units”) represent the Company’s reporting units for purposes of its goodwill impairment testing, as determined under SFAS 142.
2.	We note that goodwill accounted for 45% of total assets as of December 31, 2008. As a result of your impairment test of your reporting units as of December 31, 2008, you determined that your goodwill balance was not impaired. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:
•	Provide a more detailed description of the steps you perform to review goodwill for recoverability.

•	Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit. We note your disclosures on page F-24.

•	Disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

•	Describe the nature of the valuation techniques (discounted cash flow method and the market approach) and the significant estimates and assumptions you employed to determine the fair value of your reporting units in your impairment analysis. For example, how you weight each of the valuation techniques used including the basis for that weighting. The discounted cash flow method should disclose the discount rates for each reporting unit and how thus discount rates were determined, including your consideration of any market risk premiums. In addition, we believe your disclosure should address your estimates of future cash flows, as follows:
(1)	Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

(2)	Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

(3)	In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.
•	Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.
Response:
          The Company respectfully intends to include the disclosure set forth below as part of its Management’s Discussion and Analysis with respect to Critical Accounting Policies in its Quarterly Report on Form 10-Q for the quarter ending September 30, 2009. The Company intends to make similar disclosure in its future Annual Reports on Form 10-K, updated, as appropriate, for changes in facts and circumstances.
          At December 31, 2008, goodwill in the amount of $449,962 was recognized in the Company’s consolidated balance sheet, of which $415,969 related to its long-term care reporting unit and $33,993 related to its rehabilitation therapy unit. The Company accounts for goodwill in accordance with Intangibles – Goodwill and Other Topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“Intangible Topic”) formerly Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Under the Intangible Topic, goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to an impairment test on an annual basis, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company has elected to conduct its test for goodwill impairment annually on October 1.
          The Company assesses the fair value of its reporting units for its goodwill impairment tests based upon a combination of the discounted cash flow (income approach) and market approach methodologies. The market approach includes Guideline Public Company Method (“GPC Method”) and Guideline Transaction Method (“GT Method”).  In concluding the fair value estimates for the reporting units, the income and market approaches were given equal weighting. Within the market approach, the GPC Method was given greater weighting as of October 1, 2008 compared to the GT Method given that the latest transaction examined under the

GT Method was from December 2007 (approximately nine months prior to the impairment test date).
     Determination of Reporting Units
          The Company considers the following businesses to be reporting units for the purpose of testing its goodwill for impairment under the Intangible Topic:
-	Long-term care services, which includes the operation of skilled nursing and assisted living facilities and is the most significant portion of the Company’s business;

-	Rehabilitation therapy, which provides physical, occupational and speech therapy in Company-owned facilities and unaffiliated facilities; and

-	Hospice care, which was established in 2004 and provides hospice care in California and New Mexico.
          The Company has not made any changes to its reporting units or to the allocation of goodwill by reporting unit during the last year.
          Goodwill is allocated to each reporting unit at the time of a business acquisition and is adjusted upon finalization of the purchase price of an acquisition.
          The goodwill that resulted from the Onex Transaction as of December 27, 2005 was allocated to the long-term care services reporting unit and the rehabilitation therapy reporting unit based on the relative fair value of the assets on the date of the Onex Transaction. No goodwill was allocated to the hospice care reporting unit due to the start-up nature of the business and cumulative net losses before depreciation, amortization, interest expense (net) and provision for (benefit from) income taxes attributable to that segment. In addition, no synergies were expected to arise as a result of the Onex Transaction which might provide a different basis for allocation of goodwill to reporting units.
          The Company has not made any material change in the accounting methodology used to evaluate goodwill impairment during the last year.
          The discounted cash flow and market approach methodologies utilized by the Company in estimating the fair value of its reporting units for purposes of its goodwill impairment testing requires various judgmental assumptions about revenues, EBITDA and operating margins, growth rates, and working capital requirements. In determining those judgmental assumptions, the Company considers a variety of data, including—for each reporting unit—its annual budget for the upcoming year (which forms the basis of certain annual incentive targets for reporting unit management), its longer-term business plan, economic projections, anticipated future cash flows, market data, and historical cash flow growth rates. Historically, the Company’s segments have experienced an average growth rate in revenue from 2006 to 2008 of 5.5%, 12.1%, and 105.9% for long-term care, therapy, and hospice reporting units, respectively.
          Assumptions are also made for varying perpetual growth rates for periods beyond the longer-term business plan period. When estimating the fair value of its reporting units as of

October 1, 2008, the Company assumed constant EBITDA margins in years 2009 and beyond based upon leading industry commentators’ suggestions at that time that Medicare and Medicaid rates could rise by 2% to 3% during the 2010 fiscal year. The key assumptions used to estimate the fair value of the Company’s reporting units at the time of its October 1, 2008 goodwill impairment test included for the discounted cash flow method: (i) a long-term revenue growth rate assumption of approximately 3.0% per annum; (ii) equity risk premium of 5%; and (iii) discount rates ranging from 9.0% to 12.0%, which were determined based upon a then-market-based weighted average cost of capital.
          The long-term growth rate would have to be 1.7% or less in order to incur a goodwill impairment charge for the long-term care reporting unit, and the long-term growth rates would have to be negative in order to incur a goodwill impairment charge for the therapy and hospice reporting units.
          Selected multiples used to estimate the fair value of the Company’s reporting units at the time of its October 1, 2008 goodwill impairment test included for the GPC Method: revenue multiples ranging from 1.1x to 1.4x and EBITDA multiples ranging from 7.0x to 9.0x. A premium over the publicly traded per share stock price would be anticipated in the sale of the Company, based on studies of transactions of publicly traded companies in which a change of control occurs. Accordingly, premiums indicated by the transactions used in the GT Method analysis were examined. Of the eight transactions used in the GT Method analysis, three transactions had available control premium data, which ranged from 5.5% to 47.0%. The valuation under the GT Method was based on transaction prices of entire companies engaged in the same or similar lines of business as the Company.
          The key assumptions that changed from the prior annual impairment test include: (i) decrease of 1% in discount rates for therapy and hospice reporting; (ii) selected multiples in the GPC and GT Methods were reduced to reflect changes in guideline public company multiples, and (iii) overall weighting for the GT Method within the weighting of the market approach was reduced from 25% to 10% given that there were no new transactions that closed in 2008 before the October 1 annual test date.
          The Company’s goodwill impairment analysis is subject to uncertainties due to uncontrollable events, including the strategic decisions made in response to economic or competitive conditions, the general economic environment, or material changes in Medicare and Medicaid reimbursement that could positively or negatively impact anticipated future operating conditions and cash flows. In addition, the Company’s goodwill impairment analysis is subject to uncertainties due to the current economic crisis, including the severity of that crisis and the time period before which the economy recovers.
          The Company’s goodwill impairment analysis was updated as of December 31, 2008. The report was prepared with the assistance of an independent valuation firm and was updated to reflect the impact of the understatement of the bad debt expense in the long-term care reporting unit, which resulted in the restatement of the Company’s financial results for the three years ended December 31, 2008. The projections were also updated to reflect an increase in future bad debt expense. Additionally, due to decreased liquidity in the capital markets, the discount rates used in each of the reporting unit’s valuations was increased by 1%. The resulting fair value of equity combined for all three reporting units was reconciled to the carrying value of equity with an excess of fair value over carrying value of $29.7 million, or 6.8%. The combined fair value of equity was also compared to the market valuation of the Company using the two week rolling average stock price as of January 23, 2009 along with a control premium of 30.5%. Since the market value exceeded the fair value by $12.5 million, or 2.9%, no goodwill impairment was deemed to have occurred.
          The Company could be required to evaluate the recoverability of goodwill prior to the next annual assessment if it experiences unexpected significant declines in operating results, including current projections of Medicare and Medicaid rate changes for the 2009-10 fiscal years, and the latest information on the effects of health care reform.
Results of Operations, page 74

3.	Please include a discussion of the changes in your equity in earnings of joint venture or tell us why such discussion is not necessary.
Response:
          The Company respectfully notes that the equity in earnings of joint venture was less than 3% of adjusted earnings before net interest, tax, depreciation and amortization (“EBITDA”) for the years ended December 31, 2008, 2007, and 2006. Accordingly, the Company does not believe the additional disclosure would have affected an investor’s decision, however, the Company notes the Staff’s comment and respectfully proposes to provide the additional disclosure regarding equity earnings of joint venture in its Management’s Discussion and Analysis of Financial Condition and Results of Operations, substantially in the form of the disclosure set forth below, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2009.
Equity earnings of joint venture increased (decreased) by $ million, or ___% to $___ million, or ___% of revenue, in the quarter ended September 30, 2009, from $ million, or ___% of revenue, in the quarter ended September 30, 2008. The increase (decrease) was due to ___.
2. Restatement of Consolidated Financial Statements
Reclassification, page F-9
4.	We note that you classify changes in notes receivables as an investing activity. It appears to us that the changes in notes receivable should be classified as an operating activity under paragraph 22 of SFAS 95. Since the cash flows are related to receivables from customers, we believe the classification of the changes in notes receivable should be based on paragraph 22 rather than paragraph 16 of SFAS 95.
Response:

          The Company respectfully notes that the amount of changes in notes receivable is less than 5% of adjusted EBITDA for the years ended December 31, 2008, 2007, and 2006. Accordingly, the Company does not believe the additional disclosure would have affected an investor’s decision, however, the Company notes the Staff’s comment and advises the Staff that it intends to revise its disclosure to classify the changes in notes receivable as an operating activity in the Statement of Cash Flows under the line item “payments on notes receivable” in future filings with the Commission. In accordance with Accounting Research Bulletin No. 43, Chapter 2A, paragraphs 2 and 3, the Company will discuss the reclassification in its notes to the financial statements and will reclassify the prior year figures accordingly.
     3. Summary of Significant Accounting Policies, page F-8
5.	Disclose the nature and terms of your notes receivable.
Response:
          The Company respectfully notes that the notes receivable account for 0.6% and 0.7% of total assets as of December 31, 2008 and 2007, respectively. Accordingly, the Company does not believe the additional disclosure would have affected an investor’s decision, however, the Company notes the Staff’s comment and respectfully advises the Staff that in the interest of improving future disclosure, the Company intends to further enhance its disclosure in future filings with the Commission, by including a discussion of the nature and terms of its notes receivable.
          The following disclosure, substantially in the form of the disclosure set forth below, will be provided in the Company’s notes to its financial statements in future filings with the Commission:
In 2009, the Company converted accounts receivable to notes receivable for certain of its Hallmark rehabilitation business customers. At December 31, 2009 and 2008, notes receivable, net, were approximately $___ million and $___ million, respectively, of which $___ million and $___ million, respectively, were reflected as current assets with the remaining balances reflected as long-term assets.
Interest rates approximate market rates as of the date the notes were made. As of December 31, 2009, three customers had outstanding notes receivable of $ million, or ___% of the notes receivable balance. These notes receivable as well as the trade receivables from the customers are guaranteed by the assets of customers as well as personally guaranteed by the principal owners of the customers. The remaining notes receivable of $ million, or ___% of the notes receivable balance, are primarily past due accounts converted from accounts receivable to notes receivable and are substantially reserved for in the allowance for uncollectible notes receivable.

The notes receivable balance is stated net of an allowance for uncollectibility. The balance in the allowance account at December 31, 2009 and December 31, 2008, was approximately $___ million and $___ million, respectively.
Business Segments, page F-23
6.	Provide us with your analysis of how you determined your reportable segments under paragraphs 10-15 of SFAS 131. In addition, furnish us with the reports provided to your chief operating decision maker (CODM).
Response:
          The Company respectfully advises the Staff that it considered the guidance provided in paragraph 10 of SFAS 131 when determining the Company’s reportable segments. The Company determined its operating segments by examining the components of its enterprise and determined that each of the three operating segments engages in business activities from which it earns revenues and incurs expenses, has discrete financial information available and each such segment’s operating results are regularly reviewed by the Company’s Chief Operating Decision Maker (“CODM”) to make decisions about resources to be allocated and to assess performance.
          Paragraph 16 of SFAS 131 provides that a public entity shall report separately information about each operating segment that has been identified in accordance with paragraphs 10-15 of that statement or that results from aggregating two or more of those segments in accordance with paragraph 17 of that statement and exceeds the quantitative thresholds of paragraph 18 of that statement.
          For each of the three years ended December 31, 2006, 2007 and 2008, the hospice operating segment accounted for less than ten percent of combined revenue, profit of combined income and total segment assets.  The ancillary services segment does not meet the quantitative thresholds in paragraph 17 of SFAS 131; therefore, the Company combined rehabilitation therapy and hospice into the ancillary reporting segment.
          For purposes of applying SFAS 131, the Company’s CODM is the highest level of management at which decisions are made about how resources will be allocated. The Company defines its CODM, as described in paragraph 12 of SFAS 131, as the Company’s Chief Executive Officer.
          The Company’s Chief Executive Officer reviews certain reports on a monthly basis, examples of which are provided in Exhibit A attached hereto. The Company has excluded the contents of this exhibit from its prior public filings because they constitute confidential commercial and financial information within the purview of 5 U.S.C. § 552(b)(4) of the Freedom of Information Act. A complete copy of this exhibit has been separately filed with the Commission in paper form in an envelope marked confidential. Pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended, the Company respectfully requests that the Staff return the supplemental information provided in Exhibit A upon completion of the Commission’s review process.

     Item 4.02 Form 8-K filed June 10, 2009
7.	Please amend your Item 4.02 Form 8-K to include all the disclosures of your restatement which were disclosed in the Form 8-K filed June 30, 2009.
Response:
          The Company respectfully submits that its Item 4.02 Current Report on Form 8-K filed on June 10, 2009 (the “Item 4.02 Form 8-K”) does not require amendment because, as shown in the table below, the Item 4.02 Form 8-K complied in all respects with each of the applicable disclosure requirements under Item 4.02.

Requirement Under Item 4.02	Corresponding Disclosure in the Item 4.02 Form 8-K
Item 4.02(a): If the registrant’s board of directors, a committee of the board of directors or the officer or officers of the registrant authorized to take such action if board action is not required, concludes that any previously issued financial statements, covering one or more years or interim periods for which the registrant is required to provide financial statements under Regulation S-X (17 CFR 210) should no longer be relied upon because of an error in such financial statements as addressed in Accounting Principles Board Opinion No. 20, as may be modified, supplemented or succeeded, disclose the following information:

(1) the date of the conclusion regarding the non-reliance and an identification of the financial statements and years or periods covered that should no longer be relied upon;	The first sentence of the press release dated June 9, 2009, which was incorporated by reference into the Item 4.02 Form 8-K and attached as Exhibit 99.1 thereto, complied with Item 4.02(a)(1) by stating:

“Skilled Healthcare Group, Inc. (NYSE: SKH) today announced that, based on a preliminary review by management, the Company expects to restate its consolidated financial statements for the quarterly and annual periods from January 1, 2006 through March 31, 2009. As a result, the Audit Committee of the Board of Directors today has concluded that investors should no longer rely on the Company’s historical financial statements nor the reports of Ernst & Young LLP, the Company’s independent registered public accounting firm, for those affected periods.”

(2) a brief description of the facts underlying the conclusion to the extent known to the registrant at the time of filing; and	The second and third paragraphs of the aforementioned press release complied with Item 4.02(a)(2) by describing the facts, to the extent known as of June 10, 2009 (the date of the filing), underlying the conclusion that the above-described financial statements should no longer be relied upon, as follows:

“The expected restatement relates to understated reserves for accounts receivables in each of the affected

Requirement Under Item 4.02	Corresponding Disclosure in the Item 4.02 Form 8-K
quarters. Based on the Company’s preliminary analysis, the Company expects that the correction of the understatement is likely to require cumulative charges against after-tax earnings in the aggregate amount of between $8 million and $9 million over the affected periods. The actual amounts of the adjustments to be made in each of the affected periods are being determined by management. The adjustments will be audited by year and reviewed by quarter by Ernst & Young LLP.

Management identified the errors through an internal review of its reserves for accounts receivable. The errors appear to have resulted from improper dating of accounts receivables by a former employee who appears to have acted in ways that were inconsistent with the Company’s accounting policies and practices. With the oversight of the Audit Committee, the Company has initiated a special investigation with respect to the areas in which the former employee was involved, as well as a review of what steps, if any, may be appropriate to ensure future compliance with the Company’s accounting policies and practices relating to accounts receivable reserves.”

     (3) a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the registrant’s independent accountant the matters disclosed in the filing pursuant to this Item 4.02(a).
The final sentence of the Item 4.02 Form 8-K complied with Item 4.02(a)(3) by stating the following:

“Management and the Audit Committee of the Company’s Board of Directors have discussed with the Company’s independent registered public accounting firm the matters disclosed in this Item 4.02(a).”

Item 4.02(b)	Not applicable.

Item 4.02(c)	Not applicable.
          The information presented in the Item 4.02 Form 8-K represents the information regarding the expected restatement available at the time that the Audit Committee of the Company’s Board of Directors determined on June 9, 2009, that the Company’s financial statements for the fiscal years ended December 31, 2006 through December 31, 2008 would need to be restated and should no longer be relied upon.  The information later presented in the Company’s Item 2.02 Current Report on Form 8-K filed on June 30, 2009 (the “Item 2.02 Form 8-K”) described the adjustments resulting from the restatement, which had not been finally determined at the time that the Company filed the Item 4.02 Form 8-K.  The Company respectfully submits that Item 4.02 does not purport to require disclosure of finally determined restatement results and that the Company’s Item 4.02 Form 8-K fully complied with all applicable requirements based on the Company’s specific circumstances when the Company filed the Item 4.02 Form 8-K.  As a result, the Company believes that the Item 4.02 Form 8-K was and is complete and accurate in all respects and that amendment of the Item 4.02 Form 8-K is neither necessary nor appropriate under the circumstances.

            In connection with the Company’s responses to the Staff’s comments, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Once you have had time to review the Company’s responses to the Staff’s comments, I would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to call me at (949) 282-5871 to discuss any of the Company’s responses.

Sincerely,
/s/ Devasis Ghose
Devasis Ghose
Executive Vice President, Chief Financial Officer

Enclosures

cc (via fax):	Boyd Hendrickson Roland Rapp, Esq. R. Scott Shean, Esq. Jeffrey Anderson